SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: August 19, 2008

Press Release

For Immediate Release

Garanti Bank Wins Prestigious Industry Award with OTI’s Smart Sticker

Garanti Technology Wins “Best Innovation in a Loyalty Programme” Award in Cards &
Payments Europe 2008 with Bonus Trink® Sticker

Fort Lee, NJ, Istanbul, Turkey – August 18, 2008 – On Track Innovations Ltd (OTI) (NASDAQ GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that Garanti Technology (GT), an affiliate of Garanti Bank, Turkey’s third largest private bank, won the “Best Innovation in a Loyalty Programme” award at the Cards & Payments Europe 2008, Europe’s leading Cards and Payments conference and expo, for the “Bonus Trink®” Sticker project, based on OTI’s smart sticker contactless payment device.

Bonus Trink, an accredited success story by MasterCard Europe, is the brand mark of Garanti’s contactless suite of payment forms including plastic cards, watches, key fobs and the above mentioned smart sticker, all supplied by OTI.

OTI’s smart sticker is an entirely self-contained, contactless payment device that adheres to multiple surfaces including mobile phones, PDAs and more, obviating the need to carry a separate credit card. The special configuration and adhesive on the back of the smart sticker makes it easy to attach to any surface, be it metallic, plastic or other. This feature enables issuers to add contactless payment capabilities to existing mobile devices independent of the handset type and model. The smart sticker upgrades products which are already in circulation, providing a quick time-to-market, cost effective solution, which assists issuers in increasing market share.

Another aspect that has emerged regarding the Smart Sticker, both in Turkey and in its initial introduction in the US has been the “cool factor” especially among university students and the 20-35 year old age group.

Payments are made by placing the smart sticker a few inches away from OTI’s Saturn 6000 contactless reader. The Saturn 6000 contactless reader is a leading cost-to-performance contactless reader in the market today, certified by the major financial institutions. OTI has delivered several thousand readers to Garanti Bank for its Bonus Trink Program.

” Mr. HUNSU EREL, Garanti’s innovation enthusiast Chief Executive Officer for Technology, Operation Services and Marketing, remarked: “Loyalty in payment systems will never be the same with GT.”

Oded Bashan Chief Executive Officer & Chairman of OTI said: “Garanti’s continued commitment to innovation is admirable, as the Cards & Payments committee recognized. We are proud that OTI’s solutions are changing the way people do business in Turkey and all over the world.”

About OTI

Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About Garanti Technology

A subsidiary of Doðuþ Group (one of the four Turkish conglomerates) and an affiliate of Garanti Bank, Garanti Technology (GT) provides services including technology infrastructure, software development on various platforms, internet applications, integration, system administration, security management, project management and office application development to companies particularly in banking & finance and in automotive, construction, media and tourism sectors.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the superiority of our products. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations
Galit Mendelson	Paul Holm
Vice President of Corporate Relations	portfoliopr
201 944 5200 ext. 111	212 888 4570
galit@otiglobal.com	paulh@portfoliopr.biz